UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to provide the home country rule exemption disclosure to be included in the next Form 20-F of WORK Medical Technology Group LTD, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), for the fiscal year ending September 30, 2023.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the board of directors of the Company has elected to follow the Company’s home country rules for exemption from the requirements as follows:

(i)	Nasdaq Listing Rule 5635, which requires a listed company to obtain shareholder approval for certain dilutive events, including:

a.	issuance of securities in connection with the acquisition of the stock or assets of another company;

b.	issuance of securities that will result in a change of control of the Company;

c.	issuance of securities when a stock option or purchase plan or other equity compensation arrangement is established or materially amended; and

d.	certain transactions other than a public offering involving issuances of a 20% or greater interest in the Company; and

(ii)	Nasdaq Listing Rule 5640, which requires that the voting rights of existing shareholders of publicly traded common stock registered under Section 12 of the Securities Exchange Act of 1934 may not be disparately reduced or restricted through any corporate action or issuance.

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORK Medical Technology Group LTD

Date: October 23, 2024	By:	/s/ Shuang Wu
	Name:	Shuang Wu
	Title:	Chief Executive Officer

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